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                                                           OMB APPROVAL
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                                                  OMB Number           3235-0104
                                                  Expires:   September 30, 1998
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  FORM 3            U.S. SECURITIES AND EXCHANGE COMMISSION
  ------                     Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

   Fox                  Edward             Z.
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  (Last)               (First)            (Middle)

   400 E. Van Buren, P.O. Box 52132
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                  (Street)

   Phoenix              AZ                  85032
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  (City)               (State)             (Zip)
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2. Date of Event Requiring Statement (Month/Day/Year)

   7-23-99
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Pinnacle West Capital Corporation (PNW)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ]   Director                             [ ]   10% Owner
   [X]   Officer (give title below)           [ ]   Other (specify below)

   Vice President, Communications, Environment and Safety
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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing
   (Check applicable line)

   [X]   Form filed by One Reporting Person
   [ ]   Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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                                      3. Ownership Form:
1. Title of  2. Amount of Securities     Direct (D) or   4. Nature of Indirect
   Security     Beneficially Owned       Indirect (I)      Beneficial Ownership
  (Instr. 4)        (Instr. 4)           (Instr. 5)             (Instr.5)
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Common Stock          8,585                   D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                          3. Title and Amount                  5. Owner-
                                         of Securities Underlying                  ship
                                           Derivative Security                    Form of
                2. Date Exercisable            (Instr. 4)                       Derivative
                 and Expiration Date    -------------------------  4. Conver-    Security:
                  (Month/Day/Year)                       Amount       sion or     Direct    6. Nature of
1. Title of     ----------------------                     or         Exercise    (D) or       Indirect
 Derivative      Date      Expira-                       Number       Price of   Indirect      Beneficial
  Security       Exer-     tion                            of         Derivative   (I)         Ownership
 (Instr. 4)     cisable    Date         Title            Shares       Security   (Instr.5)     (Instr. 5)
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Employee Stock
Option (right
to buy)          11/15/98  11/15/05    Common Stock       2,000       $27.44         D
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Employee Stock
Option (right
to buy)          (1)       11/20/06    Common Stock       3,334       $31.44         D
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Employee Stock
Option (right
to buy)          (2)       12/17/07    Common Stock       4,500       $39.75         D
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Employee Stock
Option (right
to buy)          (3)       11/18/08    Common Stock       4,500       $46.78         D
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Explanation of Responses:

(1) The option became exercisable 1/2 of the grant on 11-20-98 and 1/2 of the grant on 11-20-99.

(2)  The  option  becomes  exercisable  1/3 of the  grant  per  year  commencing
     12-17-98.

(3)  The  option  becomes  exercisable  1/3 of the  grant  per  year  commencing
     11-18-99.


              Edward Z. Fox                                  August 2, 1999
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   **Signature of Reporting Person                                Date
              Edward Z. Fox

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient. See Instruction 6 for procedure.